Wilson Sonsini Goodrich & Rosati Professional Corporation 1700 K Street NW Fifth Floor Washington, D.C. 20006-3817 O: 202.973.8800 F: 202.973.8899

February 17, 2022

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	William Schroeder
John Spitz

CC:	Justin Dobbie
Sonia Bednarowski
Stephanie Sullivan

Re:	Bitwise 10 Crypto Index Fund
Current Report on Form 8-K
Filed December 2, 2021

Amendment No. 1
Current Report on Form 8-K/A
Filed December 21, 2021

Amendment No. 3
Registration Statement on Form 10
Filed December 23, 2021

File No. 000-56270

Dear Messrs. Schroeder and Spitz:

We are submitting this letter on behalf of our client, Bitwise 10 Crypto Index Fund (“Bitwise” or the “Company”), (i) to describe changes the Company intends to make to Amendment No. 3 to Form 10 filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 23, 2021 (“Amendment No. 3”), and (ii) to respond to comments from the staff (the “Staff”) of the Commission contained in its letter dated January 31, 2021, relating to Amendment No. 3. The Company is concurrently publicly filing via EDGAR Amendment No. 4 to Form 10 (the “Amendment No. 4”) to reflect the changes discussed herein.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

February 17, 2022

PART I

A.    Discussion of FASB ASC Topic 820

In a letter from the staff of the Commission (the “Staff”), dated August 2, 2021, the Staff raised a question as to whether the appropriate valuation methodology for the Company’s investments should have been that specified in FASB ASC Topic 820 (“ASC 820”). In response to the Staff’s comment, the Company filed an amended registration statement on Form 10, dated August 13, 2021 (“Amendment No. 2”), which included, among other things, an amendment to the text of Note 3 of the Company’s financial statements (“Note 3”). This amended text was intended to address the Staff’s comment relating to ASC 820, and discussed why the Company’s valuation methodology, while not technically in line with ASC 820, yielded only immaterial deviations from the valuations that would have been included in the financial statements under strict compliance with ASC 820.

Subsequently, the management of Bitwise Investment Advisers, LLC (the “Sponsor”) determined, after consultation with WithumSmith+Brown PC (“WSB”), the Company’s independent registered public accounting firm for the relevant time period, that the changes to Note 3, while accurate, should not be relied upon because they had not been included in financial statements on which WSB had issued an audit opinion. On December 1, 2021, the Company and its counsel spoke with the Staff and advised them of this issue, and advised the Staff of the proposed resolution of this issue and certain related considerations. In summary, the Company advised the Staff that it intended to:

(1) advise the public, through the issuance of a Form 8-K, that, even though the Company believed the amended version of Note 3 was accurate, the public should not rely on the revised version of Note 3 included in Amendment No. 2, because it was not part of the original financial statements upon which WSB had issued an audit opinion;

(2) the Company would promptly file a new amended Form 10 that included financial statements on which WSB had issued an audit report, and that those financial statements would include the revised version of Note 3 as it had appeared in the financial statements included in Amendment No. 2; this audit opinion would be “dual dated,” to include both the date of the audit report of the financial statements included in the original Form 10 and the date that WSB issued the audit opinion with respect to the financial statements including the revised version of Note 3; and

U.S. Securities and Exchange Commission

February 17, 2022

(3) the Company anticipated subsequently filing an additional amendment to the Form 10 that included reissued financial statements in full compliance with ASC 820.

On December 2, 2021, the Company filed a Current Report on Form 8-K (the “Original 8-K”), in which it disclosed all three points the Company had identified to the Staff in the conversation held on December 1, 2021.

In a call involving the Staff, the Company, Company’s outside counsel, and WSB held on December 1, 2021 and in a letter dated December 9, 2021, the Staff raised several questions under Item 4.02 of Form 8-K relating to WSB’s role in the decision made by management of the Sponsor to determine that the changes to Note 3 could not be relied upon. On December 21, 2021, the Company filed Amendment No. 1 to the Original 8-K (the “8-K/A No. 1”). The 8-K/A No. 1 clarified that management of the Sponsor made the determination that the text of Note 3 as amended in Amendment No. 2 could not be relied upon and that WSB was consulted during the deliberations by management of the Sponsor.

On December 23, 2021, the Company filed Amendment No. 3 to the Form 10, which included financial statements including the amended version of Note 3, and WSB’s dual-dated audit opinion covering those financial statements.

B.    Subsequent Discussion of FASB ASC Topics 250 and 275 and Other Matters

Following the filing of Amendment No. 3, the Staff requested a discussion with the Company and WSB to discuss the financial statements and related matters in the audit opinion. On January 18, 2022, the Staff, the Company, Company’s outside counsel, and WSB held a call to discuss additional Staff concerns regarding the Company’s financial statements, the dual-dated audit opinion, and the Company’s plans to file another amended Form 10 with re-issued financial statements. On the call, the Staff raised the following matters (among others) for the Company and WSB to consider:

•

Whether the changes to the financial statements based on ASC 820 constituted a correction of an error under FASB ASC Topic 250 (“ASC 250”) and the impact of whatever determination the Company made under ASC 250;

•

The appropriateness of the heading of Note 4 to the Company’s financial statements in Amendment No. 3 (“Note 4”) and certain disclosures in Note 4 (which includes a discussion of certain issues related to digital assets that the Company believes readers of the financial statements should consider), in light of FASB ASC Topic 275 (“ASC 275”);

•

Whether financial statements filed in the Company’s Forms 10-Q filed on August 13, 2021 and November 10, 2021 (the “10-Qs”) would need to be restated to conform with the change of methodology in valuing digital assets, consistent with ASC 820; and

U.S. Securities and Exchange Commission

February 17, 2022

•	The appropriateness of certain statements in the Emphasis of Matter section of WSB’s audit report related to the financial statements in Amendment No. 3.

On January 25, 2022, the Company, Company’s counsel and WSB reconvened with the Staff to advise the Staff of the Company’s proposed plan to address the matters raised by the Staff on the call on January 18, 2022. In summary, the Company advised the Staff that:

(1) upon further examination of ASC 250, the Company had determined that: (i) the failure to technically comply with ASC 820 constituted an error within the meaning of ASC 250, (ii) because the Company determined that the error was immaterial, as described in the Summary of Bitwise Materiality Analysis Under SEC Staff Accounting Bulletin: No. 99 attached hereto as Exhibit A, ASC 250 required the Company to not file restated financial statements, but to instead issue an “out of period adjustment” explaining the error and the immaterial nature of the error; and (iii) the Company already has made that out of period adjustment in the unaudited financial statements included in its Form 10-Q filed November 10, 2021;

(2) the Company would adjust the heading of Note 4 to conform to the language in ASC 275;

(3) the Company would revise Note 4 (with related changes to Notes 2 and 3) to reflect all of the Staff’s comments, including the deletion of the paragraph titled “Control of Private Keys,” the deletion of the paragraph titled “Transactions in Cryptocurrencies May be Irreversible,” and the deletion of the statement that there is “currently no specific authoritative accounting literature under accounting principles generally accepted in the United States of America (U.S. GAAP) which addresses the accounting for digital assets” under the heading “Financial Reporting” and comparable statements in other sections of the Form 10, as applicable;

(4) the Company would not restate the unaudited financial statements included in the 10-Qs, but would include in future filings appropriate disclosure relating to any comparative financial information that includes valuation figures or information that did not comply with ASC 820;

(5) WSB would revise the emphasis of matter section of its audit opinion to reflect the Staff’s comments; and

(6) the Company and WSB would appropriately address all of these matters in Amendment No. 4.

U.S. Securities and Exchange Commission

February 17, 2022

On January 26, 2022, the Staff requested this supplementary letter to provide appropriate context for the changes the Company and WSB are making in Amendment No. 4.

On February 10, 2022, the Company and Company’s counsel reconvened with the Staff to discuss with the Staff the Company’s proposed plan to address matters raised by the Staff on the call on January 25, 2022. As a result of such conversation, the Company plans to make additional clarifying changes, including updates to the tables showing investments in digital assets, at fair value, held by the Company as of the dates indicated, which are included in Note 3 of the financial statements. In addition to Amendment No. 4, the Company is also concurrently publicly filing via EDGAR Amendment No. 2 to the Original 8-K (the “8-K/A No. 2”) to reflect changes discussed with the Staff.

PART II

In this Part II of this letter, we have recited in italicized, bold type the comments from the Staff’s letter to the Company dated January 31, 2022, and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to Amendment No. 3), all page references herein correspond to Amendment No. 4.

Amendment No. 3 to Registration Statement on Form 10

General

1.	Please note that we continue to evaluate your responses to comments 3 and 14 and may have additional comments.

The Company respectfully acknowledges that the Staff continues to evaluate responses to comments 3 and 14.

Business

Activities of the Trust, page 5

2.

Your response to comment 4 suggests that the Trust will no longer engage in staking activities but your disclosure on page 6 and throughout indicates that the Trust may engage in staking activities. Please revise to clarify whether the Trust will engage in staking activities. To the extent that the Trust will continue to do so, please tell us why you believe that such activities are consistent with your disclosure that decisions related to engaging in staking the Trust’s digital assets are consistent with your disclosure that the Trust is managed as a passive investment vehicle.

U.S. Securities and Exchange Commission

February 17, 2022

In response to the Staff’s comment, the Company has updated the disclosure on pages iii, 6, 8, 16, 20, 61 and 67 through 68 of Amendment No. 4 to clarify that while the Company currently does not engage in staking activities, it may engage in such activities in the future if the Company deems such activity to be in the best interests of shareholders. The Sponsor believes that staking activities are consistent with the passive management of the Trust. Staking activities do not result in any new portfolio securities being purchased for the Trust, and do not result in any existing portfolio securities being sold for the Trust.

In addition, the Sponsor believes that the Company’s staking activities are conceptually similar to securities lending activities. The Sponsor would not view an index fund that engages in securities lending activities to cease being a passively-managed index fund simply because it engages in such activities. The Sponsor therefore believes that staking activities are consistent with the Company’s investment objective to passively invest in a portfolio that tracks an index (just as securities lending activities are consistent with the activities of an index fund), and that the Sponsor’s ability to engage in staking activities on behalf of the Company – which is fully disclosed to investors, including in the Form 10 – is consistent with the Company’s disclosure that the Company is managed as a passive investment vehicle.

Index, page 9

3.

Refer to your response to comment 5. Please revise to disclose why you believe that you will have satisfied your Exchange Act reporting obligations in connection with notifying investors only of changes to the Index Methodology that result in 10% or more changes to the composition of the Index that also result in corresponding changes to the Trust and not to other changes such as changes that impact how the Index is calculated.

The Company acknowledges the Staff’s comment, but respectfully notes that 10% is a generally accepted threshold for materiality. The Company believes that other changes that would not result in a 10% or more change to the composition of the Index, would be immaterial to the Company’s investors and would not provide them with meaningful or relevant insights.

In response to the Staff’s comment, the Company has updated the disclosure on page 9 of Amendment No. 4 to clarify that if not required by applicable law, the Company may or may not file a Form 8-K with the SEC to disclose changes to the Index Methodology that do not result in a material change.

U.S. Securities and Exchange Commission

February 17, 2022

Eligibility of Cryptocurrencies, page 13

4.

Refer to your response to comment 7. Please clarify what you mean by the Committee’s determination that a digital asset does “not face undue risk of being in violation of U.S. federal securities laws” and whether the only matter the Committee considers in such determination is whether the digital asset may be deemed a security under U.S. federal securities laws. Similarly, please disclose what you mean by the Sponsor’s determination regarding whether a Portfolio Crypto Asset “may be at increased risk of being in violation of U.S. federal securities laws” and describe the Sponsor’s analyses to make such a determination.

In response to the Staff’s comment, the Company has updated the disclosure on pages 13, 15 and 76 of Amendment No. 4 to clarify that when the Bitwise Crypto Index Committee (the “Committee”) and the Sponsor make a determination as to whether a digital asset faces undue risk of being in violation of U.S. federal securities laws, each of the Committee and Sponsor considers whether the digital asset may be deemed a security under U.S. federal securities laws and whether it is subject to regulatory action that may imperil the value of the digital asset.

Further, the Company notes that the analysis conducted in this regard by the Committee and Sponsor often depends heavily on whether the Commission or a court has held or suggested that a specific digital asset may be a security as the Committee and Sponsor are limited in the amount of information that they can obtain about the various factors identified by the Staff in the “Framework for ‘Investment Contract’ Analysis of Digital Assets” published by the Staff on April 3, 2019. Absent a statement by the Commission or a court about the status of a particular digital asset as a security, the Committee and Sponsor, like many market participants, rely on publicly available information about a digital asset, and especially the market’s assessment of the digital asset as a security or a non-security (e.g., whether the asset is traded on one or more major U.S. digital asset exchanges that are not registered as securities exchanges or alternative trading systems).

If the Commission or the Staff disagrees with any of the assessments that the Committee and Sponsor and the broader market have made about the status of a particular digital asset as a security or non-security, the Company urges the Commission to publicly discuss its differing assessment, and the basis for such assessment. The Company respectfully notes that it is the Commission, and not the Company, that is the Congressionally-authorized regulatory agency for the securities industry; it is the Commission, not the Company, that has the authority to investigate potential securities law matters and violations, such as whether specific digital assets are or are not securities, including through the use of its subpoena power; and it is the Commission, not the Company, that has the authority to propose and adopt rules and regulations that address when particular digital assets are and are not securities.

U.S. Securities and Exchange Commission

February 17, 2022

The Company looks forward to additional guidance from the Commission about which digital assets the Commission believes are or are not securities, and the Committee and Sponsor intend to take into account any such guidance provided by the Commission.

General

5.

We note your response to comment 8 and we reissue. You state on your website that the Fund seeks to track an Index comprised of the 10 most highly valued cryptocurrencies, screened and monitored for certain risks, weighted by market capitalization, and rebalanced monthly. Given that the Index is made up of the top coins by market capitalization, other than those that do not meet the screening criteria, please include a table listing the digital assets included in the Index and the digital assets with larger market capitalizations than Bitcoin Cash that are not included in the Index along with a brief explanation for the reason they are not included in the Index.

In response to the Staff’s comment, the Company has updated the disclosure on page 14 of Amendment No. 4.

Staking Activities, page 18

6.

Refer to your response to comment 9. Please revise to clarify, if true, that in addition to posting information on your website regarding the Trust’s inability to rebalance its holdings in accordance with monthly rebalancing of the Index, there may be circumstances in which you would also have Exchange Act current or periodic reporting obligations.

In response to the Staff’s comment, the Company has updated the disclosure on page 18 of Amendment No. 4 to clarify that the Company may also file a current or periodic report with the Commission to disclose such information if required.

U.S. Securities and Exchange Commission

February 17, 2022

Please direct any questions regarding the Company’s responses or Amendment No. 4 or 8-K/A No. 2 to me at (202) 973-8808 or rrosenblum@wsgr.com.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Robert H. Rosenblum
Robert H. Rosenblum